299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

June 30, 2017

Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

Washington, D.C.  20549

Re: Secured Real Estate Income Strategies, LLC

Amendment No. 6 to Offering Statement on Form 1-A

Filed June 9, 2017

File No. 024-10623

Dear Ms. Gowetski:

We are in receipt of your comment letter dated June 19, 2017, regarding Amendment No. 6 to the Offering Statement on Form 1-A filed by Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC)(the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the sixth amendment to the Offering Statement (“Offering Statement”), unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Offering Circular Cover Page

1.  We note your response to comment 1 and your disclosure on page 147 that investors not purchasing through Folio’s platform must complete and execute a subscription agreement for a specific number of Class A Units and pay for the Class A Units at the time of their subscription.  In the event that your offering price decreases after a potential investor submits its subscription agreement and payment, please revise your disclosure in the applicable section of the offering circular to describe how such investor will be reimbursed for such overpayment. Please also revise your disclosure to describe how you will return subscription proceeds to potential investors that withdraw their subscription.

The Offering Statement has been revised to include the following disclosure:

In the event of a change to the purchase price between the date on which the purchaser signs the subscription agreement and a closing (the date upon which funds are received by the Company and the Class A Units are issued), the Company will contact the prospective purchaser via e-mail and will require such purchaser to either acknowledge and agree to the updated purchase price or withdraw its subscription by executing an acknowledgment and replying to the Company within five (5) days of the receipt of such email.  Failure to reply within five (5) days shall constitute a withdrawal of a purchaser’s subscription. In the event of a withdrawal of a purchaser’s subscription the prospective purchaser will receive a reimbursement of the full purchase price paid, which will be paid by the escrow holder via ACH or check paid within ten (10) days after the withdrawal notice has been issued by the Company.  In the event that the purchase price decreases, the prospective purchaser may either purchase additional Class A Units or may purchase the original amount of Class A Units and receive a reimbursement of the excess purchase price, which will be paid by the escrow holder via ACH or check paid within ten (10) days after the closing.  .

Management Compensation, page 14

2.  We reissue comment 3.  Please provide additional disclosure as to how you will distribute Net Income in situations where you have Net Income that is comprised of fees, such as Loan Arrangement and Funding Fees, that are to be distributed equally among the Class A Units and Class B Units and fees that are to be distributed 80% to the Class A Units and 20% to the Class B Units.  For instance, assuming you have Net Income that is derived from multiple sources of revenue, some of which sources of revenue are to be divided equally among the Class A Units and Class B Units and some of which are to be distributed 80% to the Class A Units and 20% to the Class B Units, how will you determine what portion of your Net Income will be split equally among the Class A Units and Class B Units and what portion of your Net Income will be distributed 80% to the Class A Units and 20% to the Class B Units.

We have revised the Offering Statement in various sections to include disclosure that Gross income derived from loan arrangement and loan funding fees (“Loan Arrangement Income”) shall be not be included in the definition of “Net Income” but rather shall be accounted for separately and shall be distributed equally between the holders of the Class A Units and the holders of the Class A Units on a monthly basis.  All other items of Net Income shall be distributed on a quarterly basis 80% to the Class A Units and 20% to the Class B Units.

Estimated Use of Proceeds, page 58

3.  We note your response to comment 5. Please revise your disclosure to state what the price of your Class A Units will be after your Class A Units are listed on an exchange. Please note that at the market offerings are not permitted on Form 1-A. Please see Rule 251(d)(3)(ii).

We have revised the Offering Statement to remove references to pricing that would constitute at the market offerings.

Prior Performance Summary

Prior Performance Tables

Table IV, page 101

4.  We note your disclosure on page 95 that prior performance of the CARE Fund is included in Table IV, but we were unable to locate this information. Please revise your disclosure to reconcile this apparent discrepancy or tell us where this information is located.

The disclosure on page 95 has been amended to remove the reference to the CARE Fund being included in Table IV.

Description of Our Class A Units Distributions, page 120

5.  We note your disclosure on page 121 that “[m]embers shall receive cash distributions of net income in the form of quarterly distributions and monthly Preferred Returns unless a member elects to have all amount such amounts be retained by the Company and credited to such member's capital account.” We also note your disclosure on page 29 that the redemption price to be paid to redeeming members pursuant to your redemption plan will be the offering price on the date of the distribution. As a result, it is unclear to us how an investor that chooses to have its distributions credited to its capital account will be able to receive such distributions in the future. With a view toward disclosure, please tell us how an investor that elects to have distributions credited to its capital account will receive the benefit of such distributions in the future.

Additional disclosure has been provided which states that to the extent that a redeeming member has previously elected to reinvest its distributions, such reinvestment will be suspended upon receipt of a redemption request and, to the extent the Company makes distributions during the period between the date of the redemption request and the redemption date, such distributions to the redeeming member will be in cash.

Quarterly NAV Share Price Adjustments, page 126

6.  We note your response to comment 9 and your disclosure on page 127 that the purchase price will not reflect applicable underwriting discounts and commissions payable by you in connection with investors which are introduced by a participating broker dealer. Given that you will pay such discounts and commissions, it appears as though existing investors will be diluted by such payments. Please add additional disclosure describing this dynamic or tell us why such disclosure is not necessary.

We have added additional disclosure and an additional risk factor which states that the purchase price will not reflect applicable commissions payable by the Company in connection with investors which are introduced by the Dealer Manager or other placement agents. All commissions will be paid by the Company.  As such, all investors, including investors not introduced by the Dealer Manager or placement agent, will share in the expense of such commissions.

Redemptions, page 127

7.  We note your disclosure on page 127 that the redemption price will be based upon NAV as of the end of each quarter. We also note your disclosure of the definition of “Redemption Date,” which appears to mean the last day of the applicable quarter for which a redemption request is made. Finally, we note your disclosure that “[t]he redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Class A Units subject to the redemption request with record dates during the period between the quarter-end redemption request date and the Redemption Date….” Please supplementally provide us with a hypothetical example of how this provision is intended to operate assuming that a dividend is declared with a record date falling between the quarter-end redemption request date and the Redemption Date.

Example:

8% Preferred Return Dividends are declared monthly as per the Offering Circular on the last day of each month.

• Original investment amount $10,000, or 1,000 Class A units

• Investor provides 90 days’ notice to redeem on June 15th. The Quarter End Redemption Request Date is therefore July 1st.

• The next NAV calculation quarter day with a minimum 90 days notice after the Redemption request Date is September 30. Redemption Date is therefore October 1.

• On the Redemption Date the Company will calculate the total sum due to the investor as follows:

• A sum equal to the number of Class A units they have purchased (including any fractional units they have purchased as part of the dividend reinvestment program) multiplied by $9.10 (or the NAV if the redemption request is made on or after the third anniversary of the record date of the purchase of Class A Units) less the aggregate sum of distributions declared on the Class A Units subject to the redemption request with record dates during the period between the quarter-end redemption request date (i.e. July 1st) and the Redemption Date (i.e. October 1st). This example assumes no proceeds have been reinvested and there are no fractional Class A units.

• During the period June 15th – October 1 the Company declares an 8% dividend on July 1, August 1, September 1 and October 1. Each monthly dividend is $66.67 based on an 8% dividend distribution.

• The investor receives the dividends for the period June 15 – October 1 in cash as usual.

• On the Redemption Date the share price will be adjusted to take into account three full months’ dividends at $66.67 for the period July 1st (quarter end redemption request date) to October 1. The redemption price will therefore be reduced by $200.01.

• The price per share paid to the investor on the Redemption Date will therefore be

(1,000 x $9.10) - $200.01

1,000

• The Redemption price per share would therefore be $8.89 per share

8.  We note your response to comment 2 of our letter dated November 10, 2016 in regards to the applicability of the tender offer rules. On page 128, you disclose that you intend to limit the number of Class A Units to be redeemed during any calendar year to 10% and on page 127 your disclosure appears to state that your redemption price will be reduced by the amount of any distributions on the Class A Units with the record dates between the redemption request date and the Redemption Date. Please advise us how these terms of your program are consistent with the relief previously granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

We have revised our disclosure to be consistent with the referenced guidance.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.